EX-28.d.2.o.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE VARIABLE INSURANCE TRUST,

NATIONWIDE FUND ADVISORS

AND NATIONWIDE ASSET MANAGEMENT, LLC

Effective March 24, 2008

Renewed May 1, 2013*

Funds of the Trust	Subadvisory Fees
NVIT Core Bond Fund	0.15% on Subadviser Assets up to $250 million; 0.125% on Subadviser Assets of $250 and more but less than $1 billion; 0.10% on Subadviser Assets of $1 billion and more

NVIT Short Term Bond Fund	0.10% on Subadviser Assets up to $250 million; 0.0875% on Subadviser Assets of $250 and more but less than $1 billion; 0.075% on Subadviser Assets of $1 billion and more

*	As approved at the Board of Trustees Meeting held on March 13, 2013.